Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

All of the Company's subsidiaries listed below are wholly owned.

Name	State of Incorporation or Organization

ValueVision Interactive, Inc.	Minnesota
VVI Fulfillment Center, Inc.	Minnesota
ValueVision Media Acquisitions, Inc.	Delaware
ValueVision Retail, Inc.	Delaware
Norwell Television, LLC	Delaware
PW Acquisition Company, LLC	Minnesota
FL Acquisition Company	Minnesota
JWH Acquisition Company	Minnesota
867 Grand Avenue, LLC	Minnesota